UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

SKYLYNX COMMUNICATIONS, INC.

(Name of Issuer)

     COMMON STOCK

(Title of Class of Securities)

85525 10 8 (CUSIP Number)

K. Bryan Shobe, CEO 1502 Stickney Point Road Unit # 501 Sarasota, FL 34231-3718

941-926-2510 (tel) 941-926-2582 (fax)

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85525 10 8

(1)	Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

K. BRYAN SHOBE

(2)	Check the Appropriate Box if a Member (a) [		] of a Group* (b) [	]
(3)	SEC Use Only
(4)	Source of Funds*	IN

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
U.S.A.

Number of Shares		(7)	Sole Voting Power	30,006,894
Beneficially Owned		(8)	Shared Voting Power	0
by Each Reporting		(9)	Sole Dispositive Power	30,006,894
Person With		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
30,006,894 shares
(12)	Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]
(13)	Percent of Class Represented by Amount in Row (11)			43.4%

(14)	Type of Reporting Person*	IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of SkyLynx Communications, Inc., a Delaware corporation (the “Company”). The address and principal executive offices of the Company is 1502 Stickney Point Road, Unit # 501, Sarasota, FL 34231. The securities are issuable upon the conversion of an aggregate of 780,787 shares of Series A Converible Preferred Stock (“Series A Preferred”) owned by the reporting person.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c) K. Bryan Shobe, 1655 North Drive, Sarasota, FL 34239, Chief Executive Officer and a Director of the Company.

     (d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

None.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 28, 2006, SkyLynx Communications, Inc. (the “Company” or “SkyLynx”) closed in escrow its Agreement and Plan of Merger dated November 29, 2005 (the “Merger”) as amended on February 21, 2006, March 9, 2006 and March 30, 2006 (the “Merger Agreement”) between and among the Company, a wholly-owned acquisition subsidiary of the Company SkyLynx Acquisition Corp. (“SAC”), and Vetco Hospitals, Inc., a California corporation (“VETCO”).

     Pursuant to the Merger Agreement, SAC merged with and into VETCO with VETCO as the surviving corporation, and VETCO became a wholly-owned subsidiary of the Company (the “Merger”). The Merger resulted in a change of control of SkyLynx.

     Under the terms of the Closing Escrow Agreement, the shares of Series A Convertible Preferred Stock issuable on the effective date of the Merger, the Agreement of Merger that is required to be filed with the California Secretary of State and the Statement of Merger that is required to be filed with the Colorado Secretary of State were delivered into escrow pending receipt of confirmation satisfactory to both SkyLynx and Vetco that the Vetco financial statements could be audited in conformity with applicable legal requirements. On May 1, 2006, the parties to the Merger received such confirmation and authorized the release from escrow and filing of the Agreement of Merger and Statement of Merger. Those documents were filed with the respective Secretaries of State on May 5, 2006, (“Effective Date”) of the Merger.

     Prior to the consummation of the Merger Agreement, K. Bryan Shobe was the owner of an aggregate of 7,900 shares of common stock of Vetco., representing 79% of the pre-merger issued and outstanding shares of Vetco. Upon consummation of the Merger Agreement, Mr. Shobe’s shares of Vetco common stock converted automatically into 780,787 shares of Series A Convertible Preferred Stock of SkyLynx having a stated value of $3.00 per share.

     The relative rights and preferences of the Series A Preferred can be summarized as follows:

Voting Rights: Each issued and outstanding share of Series A Preferred shall entitle a holder to vote on any and all matters presented to the shareholders of
SkyLynx for approval, including the election of directors, based on the number of shares of Conversion Stock into which the Series A Preferred is then convertible.
The Series A Preferred shall vote together with all other outstanding shares of voting securities, voting as a single class.

Dividend: None. Redemption Right: None.

Conversion: Each share of Series A Preferred is convertible into 38.4316 shares of Conversion Stock as set forth in the Certificate of Designation, at any time, at the option of the holder, subject to adjustment under certain circumstances. In addition, the shares of Series A Preferred to be issued hereunder will automatically convert into Conversion Stock upon there being made available for issuance a sufficient number of shares of SkyLynx Common Stock that are not reserved for issuance pursuant to the exercise of outstanding rights to acquire shares of SkyLynx Common Stock.

Liquidation Preference. $3.00 per share of Preferred Stock, senior to the rights of holders of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Shobe acquired the Series A Preferred shares pursuant to the consummation of the Merger Agreement described more fully in Item 3 above. Concurrently with the consummation of the Merger Agreement, Mr. Shobe was elected to serve as a member of the Board of Directors and as Chief Executive Officer of the Company.

     Consummation of the Merger Agreement resulted in a change in control of the Company more fully described in the Company's Current Report on Form 8-K dated April 28, 2006 and filed May 4, 2006, which Current Report on Form 8-K is incorporated by this reference into this Schedule 13D.

     The securities of the Company were acquired by Mr. Shobe for investment. Mr. Shobe reserves the right to acquire additional shares of the Company, either in open market purchases or in private transactions.

     As more fully described above, the shares were acquired by Mr. Shobe in the transaction that resulted in a material acquisition by the Company and a change in control of the Company. As a result, the securities would be deemed to have been acquired for the purpose of influencing control of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) At the close of business on May 5, 2006, giving effect to the transactions described in Item 3 above, Mr. Shobe beneficially owned directly 780,787 shares of Series A Preferred that are convertible into an aggregate of 30,006,894 shares of common stock.

     Mr. Shobe would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 30,006,894 shares of common stock, consisting of 780,787 shares of Series A Convertible Preferred stock. The securities represent 79% of the issued and outstanding shares of Preferred stock of the Company, and 43.3% of the total outstanding voting securities of the Company. The foregoing is based upon 988,338 shares of Preferred stock issued and outstanding as of the date of this report and 69,187,137 shares of common stock issued and outstanding or issuable upon conversion of the Series A Preferred as of the date of this report.

     (b)     Mr. Shobe has the sole dispositive power with respect to all of the shares of Series A Preferred identified in Item 5(a) above.

     (c)     Mr. Shobe has not acquired any shares of common stock during the past sixty (60) days except as disclosed in this report.

Mr. Shobe has not sold any shares of common stock during the past 60 days.

(d)	Not applicable

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As more fully described in Item 3 above, the securities were acquired by Mr. Shobe in connection with the consummation of the Merger Agreement, which resulted in a material acquisition by and a change in control of the Company.

     Concurrently with the closing of the Merger Agreement, Mr. Shobe was elected to serve as a member of the Board and Chief Executive Officer of the Company. In addition, Mr. Shobe entered into a written employment agreement with the Company providing for Mr. Shobe’s services as CEO of the Company.

     Concurrently with the consummation of the Merger, Mr. Shobe entered into a Voting Agreement. Pursuant to the terms of the Voting Agreement, the Company and Mssrs. Shobe and Brown have agreed to exercise such voting rights to enforce and implement the provisions of amended Section 7.2(a) of the Merger Agreement, which calls for increasing the Board of Directors of SkyLynx from five (5) to ten (10) members. In addition, Mr. Shobe shall select five (5) of the ten (10) member Board of Directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
___________________

	Item	Title
+	2.0	Agreement and Plan of Merger dated as of November 29, 2005.

++	2.1	Amendment No. 1 to Agreement and Plan of Merger dated as of February 21,
		2006.
+++	2.2	Amendment No. 2 to Agreement and Plan of Merger dated as of March 9,
		2006.
++++	2.3	Amendment No. 3 to Agreement and Plan of Merger dated as of March 30,
		2006.
+++++	3.2	Statement of Merger
+++++	3.3	Agreement of Merger
+++++	4.1	Convertible Debenture in Principal Amount of $100,000 issued to John McKenzie on April 28, 2006
+++++	10.1	Closing Escrow Agreement dated as of April 28, 2006.
+++++	10.2	Voting Agreement dated as of April 28, 2006
+++++	10.3	Form of Subscription Agreement dated as of April 28, 2006
+++++	10.4	Employment Agreement by and among SkyLynx Communications, Inc. and K. Brian Shobe dated as of March 21, 2006.

______________________________________________________________________________

_______________

+ Incorporated by reference from the Registrant’s Current Report on Form 8-K dated November 29, 2005, as filed with the Commission on December 5, 2005.

++ Incorporated by reference from the Registrant’s Current Report on Form 8-K dated February 1, 2006, as filed with the Commission on February 7, 2006.

+++ Incorporated by reference from the Registrant’s Current Report on Form 8-K dated March 9, 2006, as filed with the Commission on March 15, 2006.

++++ Incorporated by reference from the Registrant’s Current Report on Form 8-K dated March 30, 2006, as filed with the Commission on March 30, 2006.

+++++ Incorporated by reference from the Company’s Current Report on Form 8-k dated April 28, 2006 as filed with the Commission on May 4, 2006.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2006
(Date)
/ K. Bryan Shobe_
(Signature)
K. Bryan Shobe, CEO & Director
(Name/Title)